SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BeiGene, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

07725L102
(CUSIP Number)

Richard A. Hornung
Hillhouse Capital Management, Ltd.
20 Genesis Close
George Town, Grand Cayman
KY-1103 Cayman Islands
+ 345-749-8642

With a copy to:

Eleazer N. Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 13,445,978 Ordinary Shares (represented by 1,034,306 American Depositary Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,445,978 Ordinary Shares (represented by 1,034,306 American Depositary Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,445,978 Ordinary Shares (represented by 1,034,306 American Depositary Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (See Item 2)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value $0.0001 per share (the "Ordinary Shares") of BeiGene, Ltd., an exempted Cayman Islands company (the "Issuer"), the principal executive offices of which are located at c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands.

Item 2.	Identity and Background

This Schedule 13D is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company ("HCM" or the "Reporting Person"). HCM acts as the sole management company of Hillhouse Fund II, L.P. ("Fund II"). Fund II owns BGN Holdings Limited ("BGN"). HCM is hereby deemed to be the sole beneficial owner of, and to control the voting power of, the Ordinary Shares represented by American Depositary Shares held by BGN.

This Schedule 13D/A reflects an internal reorganization of the Reporting Person and certain of its affiliates effective as of January 1, 2019. Hillhouse Capital Advisors, Ltd., an affiliate of the Reporting Person, is separately filing a Schedule 13D/A with respect to the Ordinary Shares held by (and represented by American Depositary Shares held by) certain of their affiliates.

The principal business of HCM is investment management and its business address is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central Hong Kong. The directors of HCM are Jun Shen and Colm O'Connell. Mr. Shen and Mr. O'Connell are employees of HCM and Mr. Lei Zhang ("Mr. Zhang") is the President and Chief Investment Officer of HCM.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

BGN used internally generated funds to purchase securities of the Issuer. BGN used a total of approximately $15,731,794 in the aggregate, excluding brokerage commissions, to acquire the Ordinary Shares represented by American Depositary Shares reported in this Schedule 13D.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

The Reporting Person acquired the Ordinary Shares represented by American Depositary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. An employee of the Reporting Person, Yi Qingqing, serves as a director on the board of directors of the Issuer.

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person and its representatives may from time to time engage in discussions with members of management, and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of BGN with respect to its investment in the Issuer and/or otherwise changing the Reporting Person's intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 772,363,184 Ordinary Shares outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 5 of 6 Pages

This Schedule 13D/A reflects an internal reorganization of the Reporting Person and certain of its affiliates effective as of January 1, 2019. Hillhouse Capital Advisors, Ltd., an affiliate of the Reporting Person, is separately filing a Schedule 13D/A with respect to the Voting Ordinary Shares held by (and represented by American Depositary Shares held by) certain of their affiliates.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Person has not effected any transaction in the Ordinary Shares within the past sixty days.

(d)	No person other than BGN is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 3, 2019

HillHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer